UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Aspira Women's Health Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

04537Y109
 (CUSIP Number)

H. George Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2021 & December 17, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 04537Y109		Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
H. George Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,207,779

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,207,779

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,207,779

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.
This percentage is based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13D
CUSIP No: 04537Y109		Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Therese Heidi Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,082,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,082,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,082,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13D
CUSIP No: 04537Y109		Page 4 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, Amendment No. 10 filed on July 2, 2019, Amendment No. 11 filed on June 12, 2020, Amendment No. 12 filed on July 6, 2020, and Amendment No. 13 filed on February 10, 2021 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The gifts of Shares described in Item 4 of this Amendment No. 14 were received without compensation, exchange, or other consideration.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 29, 2021, the Grandchildren LLC, for which George Schuler serves as manager, received a gift of 567,981 Shares from the Schuler Descendants Trust.  On December 17, 2021, the Grandchildren LLC received a gift of 567,980 Shares from JS Grandchildren Trust.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:
(a, b)  As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 9,207,779 Shares, representing approximately 8.2% of the Shares outstanding.  This amount consists of: (i) 6,082,620 Shares held by the Therese Trust; (ii) 2,957,855 Shares held by the Grandchildren LLC; (iii) 26,000 Shares held by Gayle Schuler; and (iv) 141,304 Shares held by Seascape Partners L.P.

As of the date hereof, Therese Trust may be deemed to beneficially own, in the aggregate, 6,082,620 Shares, representing approximately 5.4% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 112,126,549 Shares outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q filed by the Company with the Securities and Exchange Commission on November 10, 2021.

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of the Therese Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity. George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

SCHEDULE 13D
CUSIP No: 04537Y109		Page 5 of 6 Pages

(c)  The response to Item 4 of this Amendment No. 14 is incorporated by reference.  In addition, the following Shares were sold by the Reporting Persons over the past 60 days before the May 20, 2021 Event Date of this Amendment No. 14, in the open market through a broker:

Name	Date	Quantity Sold	Price
Grandchildren LLC	03/22/2021	5,885	$7.3574
Therese Trust	03/22/2021	5,886	$7.3574
Grandchildren LLC	03/23/2021	47,263	$7.0957
Therese Trust	03/23/2021	47,263	$7.0957
Grandchildren LLC	03/26/2021	36,933	$7.3073
Therese Trust	03/26/2021	36,932	$7.3073
Grandchildren LLC	03/29/2021	17,985	$7.0483
Therese Trust	03/29/2021	17,986	$7.0483
Grandchildren LLC	03/30/2021	3,999	$6.552
Therese Trust	03/30/2021	3,999	$6.552
Grandchildren LLC	03/31/2021	14,800	$6.8621
Therese Trust	03/31/2021	14,800	$6.8621
Grandchildren LLC	04/1/2021	27,064	$6.8495
Therese Trust	04/1/2021	27,063	$6.8495
Grandchildren LLC	04/5/2021	48,312	$6.4866
Therese Trust	04/5/2021	48,312	$6.4866
Grandchildren LLC	04/6/2021	7,324	$6.3861
Therese Trust	04/6/2021	7,324	$6.3861
Grandchildren LLC	04/7/2021	55,976	$6.1828
Grandchildren LLC	04/8/2021	25,212	$6.1873
Therese Trust	04/8/2021	25,212	$6.1873
Grandchildren LLC	04/21/2021	11,198	$5.8718
Grandchildren LLC	04/22/2021	27,583	$6.0117
Grandchildren LLC	04/23/2021	31,505	$6.0202
Therese Trust	04/23/2021	43,801	$6.0202
Therese Trust	05/5/2021	5,035	$5.2015
Therese Trust	05/13/2021	7,500	$5.1707
Therese Trust	05/14/2021	54,972	$5.1091
Grandchildren LLC	05/17/2021	7,583	$5.0274
Therese Trust	05/17/2021	7,581	$5.0274
Grandchildren LLC	05/18/2021	39,352	$5.1267
Therese Trust	05/18/2021	39,352	$5.1267
Grandchildren LLC	05/20/2021	54,549	$5.6911

SCHEDULE 13D
CUSIP No: 04537Y109		Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H. George Schuler
/s/ H. George Schuler

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name: Title:	H. George Schuler Trustee

December 30, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).